SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 2015

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

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(1)	Press Release, “Dr. Reddy’s Q3 and 9 Months FY15 Financial Results”, January 29, 2015.	3

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s Q3 and 9 Months FY15 Financial Results

Q3 FY15 Revenues at 38.4 billion (YoY growth of 9%) Q3 FY15 EBITDA at 10.5 billion (27% of revenues)	9M FY15 Revenues at 109.5 billion (YoY growth of 12%) 9M FY15 EBITDA at 28.1 billion (26% of revenues)

Hyderabad, India, January 29, 2015: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited consolidated financial results for the quarter and nine months ended December 31, 2014 under International Financial Reporting Standards (IFRS).

Key Highlights (Q3 FY15)

•	Consolidated revenues at 38.4 billion, year-on-year growth of 9%.

•	Revenues from the Global Generics (GG) segment at 31.7 billion, YoY growth of 8%.

•	Revenues from the Pharmaceutical Services and Active Ingredients (PSAI) segment at 6.1 billion. YoY growth of 21%.

•	Gross Profit Margin at 58.2% in Q3FY15 versus 60.5% as in Q3 FY 14.

•	Research & Development (R&D) expenses at 4.3 billion, 11.2% to revenues versus 8.4% to revenues as in Q3 FY14.

•	Selling, general & administrative (SG&A) expenses at 11.2 billion, 29.0% to revenues.

•	EBITDA at 10.5 billion, 27% to revenues.

•	Profit after tax at 5.7 billion, 15% to revenues.

•	During the quarter the company launched 13 new generic products, filed 18 new product registrations and 14 DMFs globally.

During the quarter, the Company completed the acquisition of Habitrol® franchise (an over-the-counter nicotine replacement therapy transdermal patch) from Novartis Consumer Health Inc. and began marketing the product in the U.S. Total consideration paid was U.S.$ 80 million.

All amounts in millions, except EPS                 All US dollar amounts based on convenience translation rate of I USD = 63.04

Dr. Reddy’s Laboratories Limited and Subsidiaries

Unaudited Consolidated Income Statement

Particulars	Q3 FY15			Q3 FY14			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Revenues	610	38,431	100	561	35,338	100	9
Cost of revenues	255	16,079	41.8	221	13,946	39.5	15

Gross profit	355	22,352	58.2	339	21,391	60.5	4

Operating Expenses
Selling, general & administrative expenses	177	11,151	29.0	158	9,945	28.1	12
Research and development expenses	68	4,316	11.2	47	2,979	8.4	45
Other (income)/expense, net	(5)	(341)	(0.9)	(3)	(177)	(0.5)	93

Results from operating activities	115	7,226	18.8	137	8,644	24.5	(16)

Finance (expense)/income, net	16	1,013	2.6	0	15	0
Share of profit of equity accounted investees, net of tax	1	47	0.1	1	46	0.1	0
Profit before tax	131	8,286	21.6	138	8,705	24.6	(5)

Tax expense	40	2,541	6.6	40	2,521	7.1	1

Profit for the period	91	5,745	15	98	6,184	17.5	(7)

Diluted Earnings Per Share (EPS)	0.53	33.61		0.57	36.25		(7)

EBITDA Computation

Particulars	Q3 FY15		Q3 FY14
	($)	(Rs.)	($)	(Rs.)
Profit before tax	131	8,286	138	8,705
Interest (income) / expense net*	(5)	(347)	1	48
Depreciation	23	1,462	19	1,208
Amortization	9	579	9	586
Impairment / (reversal of impairment) adjustment	8	534	(8)	(497)

EBITDA	167	10,515	159	10,049

EBITDA (% to sales)		27.3		28.4

*	includes profit of sales of investments

All US dollar amounts based on convenience translation rate of 1 USD = 63.04

SEGMENTAL ANALYSIS

Global Generics

Revenues are at 31.7 billion, year-on-year growth of 8%, primarily driven by Branded Markets.

•	Revenues from North America at 16.8 billion, year-on-year growth of 4%. Sequential growth in constant currency at 17%, primarily on account of:

•	Sustained performance of FY14 ‘limited competition’ launches namely decitabine, azacitidine, and divalproex sodium ER.

•	Progress on market share expansion of key molecules namely ziprasidone, amlodipine-atorvastatin and sumatriptan auto injector.

•	6 new products launched during the quarter.

•	2 ANDA filings during the quarter. Cumulatively, 68 ANDAs are pending for approval with the USFDA of which 43 are Para IVs, and we believe 13 to have ‘First To File’ status.

•	Revenues from Emerging Markets at 8.6 billion, year-on-year growth of 16%.

•	Revenues from Russia at 4.0 billion, year-on-year decline of 9% primarily on account of the Rouble depreciation. In constant currency, the growth is ~27% on the back of healthy sales.

•	Emerging Markets, Ex-Russia at 4.6 billion recorded year-on-year growth of 51% primarily driven by strong performance in Venezuela on the back of continued volume upsides.

•	Revenues from India for at 4.3 billion, year-on-year growth of 11%.

•	Growth is driven by continued focus on new product launches and prescription growth.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at 6.1 billion, year-on-year growth of 21%.

•	During the quarter 14 DMFs were filed globally, filed 9 in the ROW and 5 in Europe. The cumulative number of DMF filings as of December 31, 2014 is 720.

INCOME STATEMENT HIGHLIGHTS:

•	Gross profit margin at 58.2% registered ~230 basis points decline vs Q3 FY14 primarily on account of unfavourable currency impact. Gross profit margin for GG and PSAI business segments are at 65.9% and 17.2% respectively.

•	SG&A expenses, excluding impairment adjustments, marginally grew by 2%. This increase is largely due to annual increments, additional manpower deployment in the past 12 months and other sales and marketing spend for events specific to this quarter offset by the favourable impact of Emerging Market currency depreciation.

•	R&D expenses at 4.3 billion, year-on-year growth of 45%. 11.2% of revenues in Q3 FY15 as compared to 8.4% of revenues in Q3 FY14. The increase is in line with our planned scale-up in development activities.

•	Consequent to the decline in the recoverable amounts of certain product / customer contracts related intangible assets, an impairment charge of 534 million was recorded during the quarter.

•	Net Finance income at 1,013 million compared to 15 million in Q3 FY14. The increase is on account of :

•	Incremental forex benefit of 604 million

•	Incremental profit on sales of investments of 174 million

•	Net increase in interest income of 221 million

•	EBITDA at 10.5 billion, year-on-year growth of 5%; 27% of revenues.

•	Profit after Tax at 5.7 billion, year-on-year decline of 7%; 15% of revenues.

•	Diluted earnings per share in Q3 FY 15 at 33.61

•	Capital expenditure for Q3 FY15 is 2.65 billion.

Appendix 1: Key Balance Sheet Items

Particulars	As on 31st Dec 14		As on 30th Sep 14
	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and Other current investments	456	28,736	456	28,737
Trade receivables	638	40,224	598	37,722
Inventories	461	29,038	446	28,123
Property, plant and equipment	760	47,887	739	46,559
Goodwill and Other Intangible assets	283	17,820	216	13,648
Loans and borrowings (current & non-current)	629	39,656	616	38,854
Trade payables	196	12,333	204	12,843
Equity	1,667	105,107	1,570	99,004

Appendix 2: Revenue Mix by Segment

Particulars	Q3 FY15			Q3 FY14			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	503	31,692	82	466	29,396	83	8
North America		16,819	53		16,223	55	4
Europe		1,947	6		1,862	6	5
India		4,328	14		3,913	13	11
Russia & Other CIS		4,766	15		5,296	18	(10)
Rest of World		3,832	12		2,102	7	82
PSAI	97	6,112	16	80	5,062	14	21
North America		1,360	22		780	15	74
Europe		2,055	34		1,948	38	5
India		948	16		945	19	0
Rest of World		1,749	29		1,388	27	26
Proprietary Products & Others	10	626	2	14	880	2	(29)

Total	610	38,431	100	561	35,338	100	9

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Major therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infective. Major markets include India, USA, Russia-CIS and Europe apart from other select geographies within Emerging Markets.

For more information, log on to: www.drreddys.com

CONTACT INFORMATION

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297

Saunak Savla at saunaks@drreddys.com / +91-40-49002135

Ashish Girotra (USA) at ashishg@drreddys.com / +1 609-375-9805

Media:

Shilpi Lathia at shilpil@drreddys.com / +91-40-49002447

Note: All discussions in this release are based on unaudited consolidated IFRS financials.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

	By:	/s/ Sandeep Poddar
Date: January 30, 2015		Name:	Sandeep Poddar
		Title:	Company Secretary